UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 0-51378

CUSIP Number: 878739101

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR
For Period Ended: June 30, 2013
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

TechPrecision Corporation
Full Name of Registrant

Former Name if Applicable
3477 Corporate Parkway, Suite 140
Address of Principal Executive Office (Street and Number)
Center Valley, PA 18034
City, State and Zip Code

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

[x]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

We previously disclosed that we would not be able to file our Annual Report on Form 10-K (the “Annual Report”) for the fiscal year ended March 31, 2013 by July 1, 2013 or by the end of the 15-day extension period of July16, 2013.  As previously disclosed, ongoing discussions with Sovereign Bank (the “Bank”) with regard to non-compliance with financial covenants under the Loan and Security Agreement between Ranor, Inc., our wholly owned subsidiary, and the Bank, dated February 24, 2006, as amended (the “Loan Agreement”) caused a delay in the audit of our financial statements for the year ended March 31, 2013 and directly affects the presentation of our financial statements and footnotes, our liquidity and capital resources, and other related disclosures to be included in our Annual Report.  The delay in completing the Annual Report and our financial statements for the year ended March 31, 2013 rendered us unable to complete our financial statements for the quarter ended June 30, 2013 and other disclosures required to be included in our Quarterly Report on Form 10-Q (the “Quarterly Report”) for the quarter ended June 30, 2013  by the scheduled filing deadline for the Quarterly Report. We currently anticipate that the Annual Report will be filed on August 16, 2013 and we expect to complete and file the Quarterly Report as soon as practicable thereafter.

Since we are not in compliance with our debt covenants under the Loan Agreement and the Bank has not agreed to waive the non-compliance, we are in default, and the Bank has the right to accelerate payment of the debt in full upon 60 days written notice. In addition, we have suffered recurring losses from operations, and our liquidity may not be sufficient to meet our debt service requirements as they come due over the next twelve months. As a result, we expect KPMG LLP’s report on our consolidated financial statements for the year ended March 31, 2013 will contain an explanatory paragraph indicating that there is substantial doubt about our ability to continue as a going concern. The consolidated financial statements we expect to include in our Annual Report have been prepared assuming that we will continue as a going concern and will not include any adjustments that might result from the outcome of this uncertainty.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Richard Fitzgerald	(484)	693-1700
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[ ] Yes [X] No
Annual Report on Form 10-K for the year ended March 31, 2013

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the year ended March 31, 2013, we incurred a net loss of $2.4 million.  The previously disclosed trend of lower margins did not change for the quarter ended June 30, 2013.  As a result, we expect to report a net loss for the three-month period ended June 30, 2013 of approximately $0.8 million.  Our interim financial information will be prepared assuming that we will continue as a going concern and will not include any adjustments that might result from the outcome of these uncertainties.

TechPrecision Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2013	By:	/s/ Richard F. Fitzgerald
Richard F. Fitzgerald
Chief Financial Officer